

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

Thomas Adams
Interim Chief Financial Officer
Koru Medical Systems, Inc.
100 Corporate Drive
Mahwah, New Jersey 07430

> **Re: Koru Medical Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 18, 2023**
> **File No. 333-272026**

Dear Thomas Adams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Heather R. Badami, Esq.